                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO
                                  (RULE 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)


                              VARI-L COMPANY, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

             OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER
             SHARE, WITH AN EXERCISE PRICE GREATER THAN OR EQUAL TO
                                $34.50 PER SHARE
                         (Title of Class of Securities)

                                   -----------
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                   Copies to:
      RICHARD P. DUTKIEWICZ                       JAMES C. T. LINFIELD, ESQ.
     CHIEF FINANCIAL OFFICER                        DANIEL P. MEEHAN, ESQ.
      VARI-L COMPANY, INC.                            COOLEY GODWARD LLP
       4895 PEORIA STREET                    380 INTERLOCKEN CRESCENT, SUITE 900
     DENVER, COLORADO 80239                       BROOMFIELD, COLORADO 80021
         (303) 371-1560                                 (720) 566-4000


(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                            CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                       AMOUNT OF FILING FEE
                        $284,799.24                                                   $26.20

* Calculated solely for purposes of determining the filing fee. This amount is calculated on the basis of $1.22, the closing sales price of Vari-L's Common Stock on April 23, 2002, as reported on the Pink Sheets LLC, and assumes that options to purchase 233,442 shares of Vari-L's Common Stock will be exchanged and/or cancelled pursuant to this Offer. The amount of the filing fee under
Section 13(e) of the Securities Exchange Act of 1934, as amended, is calculated in accordance with Fee Rate Advisory #8 dated January 16, 2002.


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid: $26.20                                   Filing party: Vari-L Company, Inc.
         Form or Registration No.: SC TO                                    Date filed: April 25, 2002


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

       [ ]    third party tender offer subject to Rule 14d-1.
       [X]    issuer tender offer subject to Rule 13e-4.
       [ ]    going-private transaction subject to Rule 13e-3.
       [ ]    amendment to Schedule 13D under Rule 13d-2.

Check the Following box if the filing is a final amendment reporting the results of the tender offer. [ ]

INTRODUCTORY STATEMENT.

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule") filed with the Securities and Exchange Commission on April 25, 2002, relating to an offer by Vari-L Company, Inc., a Colorado corporation (the "Company"), to exchange certain options to purchase shares of the Company's common stock, par value $0.01 per share on the terms and subject to the conditions set forth in the Offer to Exchange Outstanding Options to Purchase Common Stock, dated April 25, 2002, as amended (the "Offer to Exchange"), which is attached hereto as Exhibit (a)(1)(A) and incorporated herein by reference.

         Section 5 of the Offer to Exchange ("Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Replacement Options") has been revised to provide that, promptly after the close of the offer, the Company will send each tendering optionholder an acceptance letter. The form of such letter is attached hereto as Exhibit (a)(1)(H).

         Section 15 of the Offer to Exchange ("Information About Us") and Schedule C to the Offer to Exchange have been revised to update the financial data and financial statements of the Company previously included in the Offer to Exchange with the financial data and financial statements set forth in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2002.

ITEM 4. TERMS OF THE TRANSACTION.

         (a) Material Terms. This item is hereby amended to include the revised information set forth in Section 5 ("Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Replacement Options") of the Offer to Exchange which is incorporated herein by reference.



                                       1.

ITEM 10. FINANCIAL STATEMENTS.


         (a) Financial Information. This item is amended to include the revised information set forth in Section 15 ("Information About Us") of the Offer to Exchange which is incorporated herein by reference.



                                       2.

ITEM 12. EXHIBITS.

             (a)(1)(A) Offer to Exchange Outstanding Options to Purchase Common Stock, dated April 25, 2002.


             (a)(1)(B)     Election Form.*

             (a)(1)(C)     Notice of Withdrawal.*

             (a)(1)(D)     Confirmation of Receipt of Election Form.*

             (a)(1)(E)     Confirmation of Receipt of Notice of Withdrawal.*

             (a)(1)(F)     Reminder of Expiration Date.*

             (a)(1)(G) Cover Letter dated April 25, 2002, to holders of Eligible Option Grants.*

             (a)(1)(H)     Form of Letter to Tendering Option Holders.

             (a)(1)(I)     Notification of Amendment to the Offer to Exchange.


                (b)        Not applicable.


              (d)(1) Tandem Stock Option and Stock Appreciation Rights Plan. Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the period ended March
                           31, 2002 and incorporated herein by reference.


                (g)        Not applicable.

                (h)        Not applicable.


*    Previously filed


ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         (a) Not applicable.


                                       3.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.


                                         VARI-L COMPANY, INC.


                                              /s/ Richard P. Dutkiewicz
                                         ---------------------------------------
                                                  Richard P. Dutkiewicz
                                                  Chief Financial Officer


Date:  May 9, 2002



                                       4.

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER          DESCRIPTION
(a)(1)(A)       Offer to Exchange Outstanding Options to Purchase Common Stock,
                dated April 25, 2002.

(a)(1)(B)       Election Form.*

(a)(1)(C)       Notice of Withdrawal.*

(a)(1)(D)       Confirmation of Receipt of Election Form.*

(a)(1)(E)       Confirmation of Receipt of Notice of Withdrawal.*

(a)(1)(F)       Reminder of Expiration Date.*

(a)(1)(G)       Cover Letter dated April 25, 2002, to holders of Eligible Option
                Grants.*

(a)(1)(H)       Form of Letter to Tendering Option Holders.

(a)(1)(I)       Notification of Amendment to the Offer to Exchange.

   (b)          Not applicable.

 (d)(1) Tandem Stock Option and Stock Appreciation Rights Plan. Filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2002 and incorporated herein by reference.

   (g)          Not applicable.

   (h)          Not applicable.




*    Previously filed




                                       5.